SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

                    Under the Securities Exchange Act of 1934
                               (Amendment No.    )
                                             ----

                              CYTATION CORPORATION
                              --------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    23281Y206
                               ------------------
                                 (CUSIP Number)

                  Brent A. Jones, Esq., 220 South Franklin St.,
                       TAMPA, FLORIDA 33602 (813) 224-9255
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                JANUARY 18, 2006*
              ----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


* The filing person has filed this schedule pursuant to Rule 13d-1(a).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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                                 CUSIP No. 23281Y206
                                 -------------------
        Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
1.      DEECEMBRA DIAMOND

2.      Check the Appropriate Box if a Member of a Group            (a) [ ]
                                                                    (b) [ ]

3.      SEC Use Only

4.      Source of Funds
        PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                        [ ]
6.      Citizenship or Place of Organization
        U.S.A.

Number of Shares      7.      Sole Voting Power
Beneficially Owned            675,000
by Each Reporting
Person With
                      8.      Shared Voting Power
                              190,100

                      9.      Sole Dispositive Power
                              675,000

                      10.     Shared Dispositive Power
                              190,100

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        865,100 (Note 1)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        [ ]

13.     Percent of Class Represented by Amount of Row (11)
        5.5%

14.     Type of Reporting Person
        IN

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     Note 1 - Includes (a) 675,000 common shares issuable upon conversion of 675 shares of the Company's Series B Preferred Stock directly owned by Deecembra Diamond, and (b) 190,100 common shares issuable upon conversion of 190 shares of the Company's Series B Preferred Stock indirectly owned by nature of Deecembra Diamond's ownership of Apogee Financial, Inc. Deecembra Diamond disclaims beneficial ownership of securities owned by Apogee Financial, Inc., except to the extent of her pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.

ITEM  1.          SECURITY  AND  ISSUER

     The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of Cytation Corporation, a Delaware corporation ("Company"). The address of the principal executive office of the Company is 4902 Eisenhower Blvd., Suite 185, Tampa, FL 33634.

ITEM  2.          IDENTITY  AND  BACKGROUND.

      Item  2(a).     Name:  Deecembra  Diamond
      ----------

      Item  2(b).     Business  Address:     4902  Eisenhower  Blvd.,  Suite 185
      ----------                             Tampa,  FL  33634

      Item  2(c).     Occupation:
      ----------

     Deecembra Diamond is employed by Lifestyle Family Fitness. The address of Lifestyle Family Fitness is 1510 West Swann Avenue, Tampa, Florida 33606.

      Item 2(d).      Criminal Proceedings:
      ---------

     During the last five years Deecembra Diamond has not been convicted in a criminal proceeding.

      Item  2(e).     Civil  proceedings:
      ----------

     During the last five years Deecembra Diamond has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, Federal or state securities laws or finding violation with respect to such laws.


      Item  2(f).     Citizenship:  U.S.A.
      ----------



ITEM  3.          SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

      PF  -  Personal  funds  of  Deecembra  Diamond.

ITEM  4.          PURPOSE  OF  TRANSACTION.

     Deecembra Diamond purchased the securities for private investment. She has no plans which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, any material change in the present capitalization or dividend policy of the issuer, any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or any action similar to any of those enumerated above.

ITEM  5.          INTEREST  IN  SECURITIES  OF  CYTATION  CORPORATION.

     (a) Deecembra Diamond beneficially owns 865,100 common shares, representing 5.5% of the class, as follows. Deecembra Diamond directly holds 675,000 common shares issuable upon conversion of 675 shares of the Company's Series B Preferred Stock and indirectly holds 190,100 common shares issuable upon conversion of 190 shares of the Company's Series B Preferred Stock by nature of Deecembra Diamond's ownership of Apogee Financial, Inc. Deecembra Diamond disclaims beneficial ownership of securities owned by Apogee Financial, Inc., except to the extent of her pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 16 or for any other purpose.

     (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

     (c) Other than the acquisition being reported hereby, no transactions in the Common Stock were effected by Deecembra Diamond during the past 60 days.

     (d)   Not applicable.

     (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF CYTATION CORPORATION.

     Deecembra Diamond has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM  7          MATERIAL  TO  BE  FILED  AS  EXHIBITS.

       Not  applicable.



                        [signatures follow on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      January  30,  2006          /s/ Deecembra Diamond
      -----------------------------     -----------------------
                                        Deecembra  Diamond